Calibert Explorations, Ltd.
3246 D’Herelle Street

Montreal Quebec,

Canada H1Z 2B3

July 10th, 2008

VIA EDGAR

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Office of Small Business

100 F Street N.E.

Washington D.C. 20002

USA

Attention: Kristopher Natoli

Re:

Request for acceleration of the effective date of the Registration Statement on Form S1/A of Calibert Explorations, Ltd. Filed June 27 2008;

Pursuant to requirements of Section 8(a) of the Securities Act the undersigned hereby requests  that the Form S1 Registration Statement of Calibert Explorations, Ltd. be declared effective on Wednesday, July16th, 2008 at 4PM or on such earlier or later date as the Commission acting pursuant to this Section 8(a) shall determine.

 Calibert Explorations, Ltd. acknowledges that

•

should the Commission or the staff; acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its fill responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/Andre Benard

Andre Benard, Director, President, Secretary, Treasurer, Principal Financial Officer                                            and Principal Accounting Officer